                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                       Nucentrix Broadband Networks, Inc.
                       ----------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   670198 10 0
                                   -----------
                                 (CUSIP Number)


                                  April 1, 1999
                                  -------------
             (Date of Event Which Requires Filing of This Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d - 1(b)

         [X]  Rule 13d - 1(c)

         [ ]  Rule 13d - 1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

                                  SCHEDULE 13G
                               CUSIP No. 670198 10


1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Quad-C Partners IV, L.P.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [ ]

3)       SEC USE ONLY
                     -----------------------------------------------------------

4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)       SOLE VOTING POWER

         817,450

6)       SHARED VOTING POWER

         -0-

7)       SOLE DISPOSITIVE POWER

         817,450

8)       SHARED DISPOSITIVE POWER

         -0-

9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         817,450

10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         [ ]

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.2%

12)      TYPE OF REPORTING PERSON

         PN

                               Page 2 of 13 Pages

                                  SCHEDULE 13G
                              CUSIP No. 670198 10


1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Quad-C IV, L.L.C.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [ ]

3)       SEC USE ONLY
                     -----------------------------------------------------------

4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)       SOLE VOTING POWER

         817,450

6)       SHARED VOTING POWER

         -0-

7)       SOLE DISPOSITIVE POWER

         817,450

8)       SHARED DISPOSITIVE POWER

         -0-

9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         817,450

10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         [ ]

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.2%

12)      TYPE OF REPORTING PERSON

         CO

                               Page 3 of 13 Pages

                                  SCHEDULE 13G
                              CUSIP No. 670198 10


1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Quad-C, Inc.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [ ]

3)       SEC USE ONLY
                     -----------------------------------------------------------

4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)       SOLE VOTING POWER

         1,514,585

6)       SHARED VOTING POWER

         -0-

7)       SOLE DISPOSITIVE POWER

         1,514,585

8)       SHARED DISPOSITIVE POWER

         -0-

9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,514,585

10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         [ ]

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         15.1%

12)      TYPE OF REPORTING PERSON

         CO

                               Page 4 of 13 Pages

                                  SCHEDULE 13G
                              CUSIP No. 670198 10


1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Terrence D. Daniels

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [ ]

3)       SEC USE ONLY
                     -----------------------------------------------------------

4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)       SOLE VOTING POWER

         1,557,997

6)       SHARED VOTING POWER

         -0-

7)       SOLE DISPOSITIVE POWER

         1,557,997

8)       SHARED DISPOSITIVE POWER

         -0-

9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,557,997

10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         [ ]

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         15.6%

12)      TYPE OF REPORTING PERSON

         IN


                               Page 5 of 13 Pages

                                  SCHEDULE 13G
                              CUSIP No. 670198 10


Item 1(a).   Name of Issuer.

         NUCENTRIX BROADBAND NETWORKS, INC.

Item 1(b).   Address of Issuer's Principal Executive Offices.

         200 Chisholm Place, Suite 200
         Plano, TX  75075

Item 2(a).   Name of Person Filing.

         This Schedule 13G is filed by those persons named in Item 1 of pages 2-5 above, to which reference is hereby made.

Item 2(b).   Address of Principal Business Office, or if none, Residence.

         The address of the principal business office of each of the Filing Parties is:

         230 East High Street
         Charlottesville, VA  22902

Item 2(c).   Citizenship.

         See item 4 of pages 2-5 of this Schedule 13G.

Item 2(d).   Title of Class of Securities.

         Common Stock, $.001 par value per share

Item 2(e).   CUSIP Number.

         670198 10 0

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                 Act.

         (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

         (e) [ ] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E);


                               Page 6 of 13 Pages

                                  SCHEDULE 13G
                              CUSIP No. 670198 10


         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box.
             [X]

Item 4.   Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount Beneficially Owned:

         In connection with the corporate restructuring of the issuer under Chapter 11 of the United States Code (the "Restructuring"), which became effective as of April 1, 1999, all of the old common stock of the issuer was canceled and new common stock of the restructured issuer was issued to the holders of the issuer's old senior notes and convertible notes. Each of the reporting persons was directly or indirectly issued common stock in the Restructuring in exchange for the cancellation of its or his old senior notes.

         Quad-C Partners IV, L.P. is the direct beneficial owner of 817,450 shares of common stock of the issuer. Quad-C IV, L.L.C. is the sole general partner of Quad-C Partners IV, L.P., and, as such, may be deemed to beneficially own the 817,450 shares of common stock held by Quad-C Partners IV, L.P.

         Quad-C, Inc. has management agreements with the following investment partnerships, and, as such, may be deemed to beneficially own the shares of common stock held by such entities: Quad-C Partners IV, L.P. (817,450 shares) and Quad-C Partners III, L.P. (410,078 shares). Quad-C, Inc. also serves as the sole general partner of Quad-C Partners II, L.P., and, as such, may be deemed to beneficially own the 287,057 shares of common stock held by Quad-C Partners II, L.P.

         Terrence D. Daniels is the sole manager and a controlling stockholder of Quad-C IV, L.L.C., and, as such, may be deemed to beneficially own the 817,450 shares of common stock held by Quad-C Partners IV, L.P. Mr. Daniels also is the direct beneficial owner of 32,569 shares of common stock and may be deemed to beneficially own 10,843 shares through his interest in the Terrence Daniels Trust. Mr. Daniels may also be deemed to beneficially own 410,078 shares of common stock which are directly held by Quad-C Partners III, L.P. because he is the sole manager of Quad-C II, L.L.C., the sole general partner of Quad-C Partners III, L.P. In addition, Mr. Daniels may be deemed to beneficially own 287,057 shares of common stock which are directly held by Quad-C Partners II, L.P. because he is the sole director and majority stockholder of Quad-C, Inc., the sole general partner of Quad-C Partners II, L.P.


                               Page 7 of 13 Pages

                                  SCHEDULE 13G
                              CUSIP No. 670198 10


(b)      Percent of Class:

         See item 11 of pages 2-5 of this Schedule 13G.

(c)      Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote:

                  See item 5 of pages 2-5 of this Schedule 13G.

         (ii)     shared power to vote or to direct the vote:

                  See item 6 of pages 2-5 of this Schedule 13G.

         (iii)    sole power to dispose or to direct the disposition of:

                  See item 7 of pages 2-5 of this Schedule 13G.

         (iv)     shared power to dispose or to direct the disposition of:

                  See item 8 of pages 2-5 of this Schedule 13G.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 8 of 13 Pages

                                  SCHEDULE 13G
                              CUSIP No. 670198 10


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      QUAD-C PARTNERS IV, L.P.

                                      BY: QUAD-C IV, L.L.C., its general partner



April 10, 1999                            By: /s/ R. Ted Weschler
--------------                               -----------------------
       Date                               Name:    R. Ted Weschler
                                          Title:   Vice President


                               Page 9 of 13 Pages

                                  SCHEDULE 13G
                              CUSIP No. 670198 10


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         QUAD-C IV, L.L.C.



April 10, 1999                           By: /s/ R. Ted Weschler
--------------                              --------------------------
     Date                                Name:    R. Ted Weschler
                                         Title:   Vice President


                               Page 10 of 13 Pages

                                  SCHEDULE 13G
                              CUSIP No. 670198 10


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  QUAD-C , INC.



April 10, 1999                    By: /s/ R. Ted Weschler
--------------                       --------------------------
     Date                         Name:    R. Ted Weschler
                                  Title:   Vice President


                               Page 11 of 13 Pages

                                  SCHEDULE 13G
                              CUSIP No. 670198 10


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 10, 1999                                       /s/ Terrence D. Daniels
--------------                                       ------------------------
     Date                                            Terrence D. Daniels


                               Page 12 of 13 Pages

                               INDEX TO EXHIBITS

Exhibit
Number                     Description
-------                    -----------
  99.1               Joint Filing Agreement